SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549


RECD S.E.C.
JUN 17 2002
1086


02041247

FORM 6-K

REPORT OF FOREIGN ISSUER
~~PURSUANT TO SECTION 13a-16 OR 15(d)-16 of~~
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2002

iesy Hessen GmbH

(formerly known as eKabel Hessen GmbH)
(Exact Name of Registrant as Specified in its Charter)

Feldstrasse 16
D-64331 Weiterstadt
Germany
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F____X____ Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act 1934).

Yes________ No____X____

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b): 82-________

Re: Press Release regarding restructuring measures.

The Registrant has announced restructuring measures. Please see the attached Exhibit, "Restructuring measures at iesy," dated 11 June 2002 for further information.

Safe Harbor Statement

Certain statements in the exhibit contain "forward looking statements" as that term is defined under the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from those contemplated, projected, forecasted, estimated, or budgeted, whether expressed or implied, by such forward-looking statements. Such factors include the following: general economic and business conditions, the Company's ability to continue to design networks, install facilities, obtain and maintain any required governmental licenses or approvals, finance construction and development, and the ability to complete a pending acquisition, all in a timely manner and reasonable basis and on satisfactory terms and conditions, as well as assumptions about customer acceptance, churn rates, over all market penetration, the Company's relationship with NE-4 cable service providers, and competition from providers of alternative services, the impact of new business opportunities requiring significant up-front investment, and availability, terms, and deployment of capital. We undertake no obligation to update the forward-looking statements contained in the exhibit to reflect subsequently occurring events or circumstances.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iesy Hessen GmbH

Date: June 12, 2002

By: /s/ Bruno Claude
Name: Bruno Claude
Title: Chief Executive Officer and Managing Director

Date: June 12, 2002

By: /s/ Otto Rathsman
Name: Otto Rathsman
Title: Chief Financial Officer

213816.02-London Server 1A

Restructuring measures at iesy

Immediate focus on analogue TV and High Speed-Internet

Press information

Contact:

iesy
Clive Hammond
Tel : 00 44 7876 131641
(English speaking only)

11th June, 2002

iesy (iesy Hessen GmbH & Co. KG), the cable network operator in Hessen, today has announced a redundancy programme as part of its restructuring process.

Mostly affected are about 100 employees from the Mainz-Kastel based iesy Services GmbH office which will close down completely, plus about 70 people at iesy Hessen GmbH. The decision follows a business review of iesy's operations by the new Management Board appointed last month. As a result, the company will concentrate on its core competence of analogue TV and on limited deployment of High Speed-Internet.

"The downturn in the global tele-communications industry, coupled with the new conditions of our bank loan have necessitated this decisive action," says iesy's Head of Communications, Clive Hammond. "We have decided to focus on increased customer satisfaction before we introduce any other new services. First, we are looking at a more limited, focused and very targeted delivery of High Speed-Internet." Hammond explicitely said that current services are not affected.

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